Vinifera, Inc., an Oregon corporation
                           (57 percent interest owned)

             Agrimax Floral Products, Inc., a Minnesota corporation

                      ACTTAG, Inc., a Delaware corporation

Superior Tomato Associates, L.L.C., a Delaware limited liability company (66 2/3 percent interest owned)

              Agrinomics LLC, a Delaware limited liability company
                           (50 percent interest owned)